September 20, 2013

VIA E-MAIL AND FEDEX
Craig Olinger
Acting Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington DC 20549
dcaoletters@sec.gov

Re: **CBS Outdoor Americas Inc.**
Amendment No. 1 to Registration Statement on Form S-11
Filed August 15, 2013
File No. 333-189643

Dear Mr Olinger:

On behalf of CBS Outdoor Americas Inc. (the "Company"), I submit this letter containing the Company's request that the staff (the "Staff") of the Securities and Exchange Commission not object to the presentation of combined consolidated financial statements in its Registration Statement on Form S-11 (as amended from time to time, the "Registration Statement"), in lieu of separate financial statements of the Company and the entities that will be contributed to the Company after the date of the most recent balance sheet in the Registration Statement. These entities will be contributed to the Company prior to the effectiveness of the Registration Statement.

W/2161019v3

Background

The Company is an indirect, wholly owned subsidiary of CBS Corporation ("CBS") and was formed in June 2013. The Company is one of the largest lessors of advertising displays on out-of-home advertising structures and sites in the United States, Canada and Latin America. The Company intends to elect the status of and qualify to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes. On June 27, 2013, the Company filed a registration statement on Form S-11 for the initial public offering (the "offering") of its common stock and subsequently filed amendments thereto on August 15, 2013 and September 20, 2013. As described in the Registration Statement, prior to the completion of the offering, CBS will affect a series of reorganization transactions resulting in the entities comprising CBS's "Outdoor Americas" operating segment being consolidated under the Company. As of the date hereof and as of June 30, 2013, some but not all of the legal entities that will be owned by the Company have been contributed to the Company. The entities that have been contributed as of the date hereof and as of June 30, 2013 generate approximately 60% of the total revenues of the entities that will comprise the Company at the completion of the offering. As discussed in the Registration Statement, the Company currently has a pending private letter ruling request on file with the Internal Revenue Service ("IRS"). In connection with such request, the Company is engaged in ongoing discussions with the IRS to determine the form of the contribution of the remaining entities and assets. These entities will be contributed to the Company prior to the effective date of the Registration Statement.

Request

Consistent with the guidance included in the Division of Corporation Finance's Financial Reporting Manual Section 13410.3 – reproduced below – the Company requests that the Staff not object to the Company including combined consolidated financial statements that will consist of all of the entities that will comprise the registrant at the time of effectiveness. The Company believes this presentation is more informative and useful to prospective investors than presenting separate financial statements of the Company and the entities that will be contributed after the balance sheet date.

> 13410.3   In an initial registration statement, if a change in the reporting entity or a reorganization will occur at or after effectiveness of the registration statement but no later than closing of the IPO, the staff will consider requests to present consolidated or combined financial statements as the primary financial statements of the registrant in lieu of the separate financial statements of the registrant and of the entities to be reorganized based on the particular facts and circumstances

The interim financial statements included in the Registration Statement combine CBS Outdoor Americas Inc. with the remaining entities that will be contributed to CBS Outdoor Americas Inc. prior to effectiveness of the Registration Statement.

WACHTELL, LIPTON, ROSEN & KATZ

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1314 or by email at deshapiro@wlrk.com.

Sincerely,



David E. Shapiro

cc: Michael McTiernan, Assistant Director, U.S. Securities and Exchange Commission

Joseph R. Ianniello, CBS Outdoor Americas Inc.